Biofrontera Aktiengesellschaft,
Leverkusen

- ISIN: DE0006046113 / WKN: 604611 -

- ISIN: DE000A2LQ1W2 / WKN: A2LQ1W -

Invitation to the Annual General Meeting

We hereby invite our shareholders to attend the Ordinary Annual General Share holders’ Meeting (AGM) to be held on Wednesday, 11 July 2018, at 10:00 hours, in the Forum Leverkusen, Agam-Saal, Am Büchelter Hof 9, 51373 Leverkusen. The AGM on 11 July 2018 is also a general meeting of shareholders in the meaning of Section 16 (3) of the German Securities Acquisition and Takeover Act (WpÜG).

Agenda

1.	Submission of the adopted separate annual financial statements and approved consolidated financial statements, the combined separate and Group management report, the Management Board’s explanatory report relating to the disclosures pursuant to Sections 289a (1), 315a (1) of the German Commercial Code (HGB), and of the Supervisory Board’s report for the financial year ending 31 December 2017

The Supervisory Board has approved the separate annual financial statements and consolidated financial statements prepared by the Management Board pursuant to Sections 171, 172 of the German Stock Corporation Act (AktG). The separate annual financial statements have thereby been adopted pursuant to Section 172 AktG. For this reason, no resolution is required by the AGM relating to the adoption of the separate annual financial statements or relating to the approval of the consolidated financial statements pursuant to Section 173 AktG. The remaining aforementioned documents are only to be made accessible to the AGM pursuant to Section 176 (1) Clause 1 AktG as well. A related resolution is not required.

2.	Resolution concerning the discharge of the members of the Management Board for the 2017 financial year

The Management and Supervisory boards propose that the AGM discharge the Management Board members holding office in the 2017 financial year.

3.	Resolution concerning the discharge of the members of the Supervisory Board for the 2017 financial year

The Management and Supervisory boards of Biofrontera AG propose that the AGM discharge the Supervisory Board members holding office in the 2017 financial year.

4.	Elections to the Supervisory Board

Mr. Mark Reeth relinquished his mandate as a member of the Supervisory Board with effect as of 31 October 2017. He was elected to the Supervisory Board by the AGM on 31 May 2016 until the end of the AGM that passes a resolution concerning the discharge for the financial year ending 31 December 2020.

The Cologne District Court appointed Mr. Reinhard Eyring, resident in Kronberg, Taunus, attorney and partner in the Ashurst LLP legal practice in Frankfurt am Main, as Mr. Reeth’s successor as a member of the Company’s Supervisory Board pursuant to Section 104 (1) and (2) of the German Stock Corporation Act (AktG).

In accordance with the application, the court appointment was limited until the end of the AGM on 11 July 2018. For this reason, a successor to Mr. Reeth is to be elected.

The Supervisory Board is composed pursuant to Sections 95, 96 (1), 101 (1) AktG, and consists of six members pursuant to Section 12 (1) of the Company’s articles of association. Pursuant to Section 12 (4) of the articles of association, elections to replace Supervisory Board members who have stepped down early are held for the duration of their remaining term of office.

The Supervisory Board proposes electing to the Supervisory Board as successor for Mr. Reeth with effect as of the end of the AGM on 11 July 2018

Mr. Reinhard Eyring, resident in Kronberg, Taunus, attorney and partner in the Ashurst LLP legal practice in Frankfurt am Main subject to the condition that his period of office conclude at the end of the AGM that passes a resolution concerning the discharge for the financial year ending 31 December 2020.

Additional notes:

Pursuant to Section 5.4.3 of the German Corporate Governance Code (DCGK), it should be noted that Dr. Ulrich Granzer, who has been elected Supervisory Board Chairman, shall continue to hold this office.

This proposed election to the Supervisory Board is based on the recommendation of its Nomination Committee, takes into consideration the targets the Supervisory Board has approved for its composition, and endeavours to fulfil the competency profile for the plenary board.

In the case of the candidate proposed for election, the Supervisory Board has assured itself that he will be able to afford the expected necessary time for the role.

Pursuant to Section 5.4.1 (5) of the German Corporate Governance Code, in making election proposals to the AGM, supervisory boards should disclose the personal and business relationships of each candidate in relation to the Company, the Company’s boards, and a shareholder holding a significant interest in the Company. The recommendation to make such disclosure is restricted to such circumstances the Supervisory Board deems significant for a shareholder making an objective assessment to reach its election decision.

Given this, it is notified that, in the Supervisory Board’s assessment, no personal or business relationships exist between Mr. Eyring and the Company or Group companies, the Company’s boards, or a shareholder holding a significant interest in the Company, which a shareholder making an objective assessment would regard as significant for its election decision.

Curriculum vitae of Mr. Eyring and an overview of a significant activities besides his Supervisory Board mandate:

Year of birth:	1958

Nationality:	German

Place of residence:	Kronberg, Taunus

Current activity and professional background

Partner/Head of Germany in the Ashurst LLP legal practice in Frankfurt am Main since 2000

2008 – 2015	Member of the International Board of Ashurst LLP

1988 – 1999	Associate/Partner of the Schürmann & Partner legal practice, Frankfurt am Main

1988	Admission as attorney to the bar

1984 – 1988	Junior attorney at the Regional Court of Frankfurt am Main

1978 - 1983	Study of law at the University of Freiburg/Breisgau

Disclosures pursuant to Section 125 (1) Clause 5 AktG:

Mr. Eyring is a member of the following statutory supervisory boards:

-	Vanguard AG, Berlin (Chairman)

-	DESTAG Deutsche Steinindustrie Aktiengesellschaft, Bensheim (Chairman)

Mr. Eyring is also a member of the following comparable domestic and foreign controlling bodies of business enterprises:

-	none

Further information about Mr. Eyring and about the other Supervisory Board members is available on the Company’s website at www.biofrontera.com under the heading “Investors / Management and Supervisory boards”.

5.	Resolution concerning the appointment of the auditors of the separate and consolidated financial statements for the 2018 financial year

Based on the recommendation of its Audit Committee, the Supervisory Board proposes electing Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, to be the auditor of both the separate and the consolidated financial statements for the 2018 financial year.

The Audit Committee has declared that its recommendation is free of inappropriate third-party influence and no clause restricting its selection options in the meaning of Article 16 (6) of the EU Auditing Directive (Article 16 of the EU Directive No. 537/2014 of the European Parliament and Council dated 16 April 2014) was imposed upon it. Moreover, before submitting its election proposals, the Supervisory Board obtained the statement as envisaged by the German Corporate Governance Code from Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft concerning its impartiality.

6.	Discussion (i) of the voluntary public tender offer published on 28 May 2018 in the form of a partial offer by Deutsche Balaton Biotech AG, Ziegelhäuser Landstrasse 1, 69120 Heidelberg, Germany (registered with the lower court of Frankfurt am Main, Register No. 111190) to the shareholders of Biofrontera AG to acquire up to 6,250,000 ordinary registered shares against payment of cash consideration of EUR 1.00 as well as the transfer of a warrant pursuant to the terms of the offer document dated 25 May 2018 per share of Biofrontera AG and (ii) the related opinion of the administration pursuant to Section 27 of the German Securities Acquisition and Takeover Act (WpÜG)

END OF THE AGENDA

Preconditions for AGM participation and exercising voting rights

Pursuant to Section 20 (2) of the Company’s articles of association, only those shareholders are entitled to participate in the AGM and to exercise their voting rights that are registered with the Company six days before the AGM (i.e. by Wednesday, 4 July 2018, 24:00 hours [Central European Time]), and are entered in the share register on the AGM date. Pursuant to Section 20 (2) of the articles of association, the Management Board can determine the specifics of the form of registration in the convening document. The Management Board utilises this authorisation in such manner that it determines that registration can occur either in written (Section 126 of the German Civil Code [BGB]) or in textual form (Section 126b BGB). The registration must be submitted to the Company in either German or English at the address below by letter, fax or email:

Biofrontera Aktiengesellschaft
c/o AAA HV Management GmbH
Ettore-Bugatti-Str. 31, 51149 Cologne,
Fax: +49 (0) 2203/20229-11,
Email: biofrontera2018@aaa-hv.de

Forms that can be used for registration are attached to the invitation documents that are sent to the shareholders.

In relation to the Company, pursuant to Section 67 (2) Clause 1 of the German Stock Corporation Act (AktG), only persons shall be deemed to be shareholders that are registered as shareholders in the share register. Accordingly, the entry status of the share register on the AGM date shall comprise the determining factor for the right to participate as well as to establish the number voting rights attributable to parties entitled to participate in the AGM.

For technical reasons relating to the related processing, no transfers of share ownership will be entered to the share register in the period between 5 July 2018 and 11 July 2018 (in each case inclusive). For this reason, the entry status of the share register on the AGM date shall correspond to the status after the last transfer share ownership on Wednesday, 4 July 2018.

Trading in the shares shall not be blocked by a registration for the AGM. In consequence, following registration, shareholders will continue to be able to dispose freely of their shares. Since, as far as the Company is concerned, only those shareholders are deemed to be registered as shareholders that are entered in the share register on the AGM date (see above), disposal can have effects on a shareholder’s entitlement to participate in the AGM, however.

Banks and other persons or associations equivalent to these pursuant to Section 135 (8) or Section 135 (10) in combination with Section 125 (5) can exercise the voting rights of shares that do not belong to them – but as whose owners they are entered in the share register – exclusively on the basis of an authorisation. Details relating to such authorisations are set out in Section 135 AktG.

Holders of American Depositary Shares (ADSs) will receive relevant documents from the Bank of New York Mellon (Depositary).

Proxy voting

Voting rights can be exercised by a proxy, including by a bank or a shareholder association. The issuing of proxy authorisations is permitted both before and during the AGM. Proxy authorisation statements can be issued either to the party being authorised or to the Company. In particular, shareholders can state when registering that they will not participate personally in the AGM but will instead participate through a given proxy. If the shareholder authorises more than one individual, the Company is entitled to reject one or several such individuals. In the case of proxy representation, too, registration by the deadline and entry in the share register is required according to the aforementioned provisions in the section “Preconditions for AGM participation and exercising voting rights”.

Authorisations of third parties not included in the application scope of Section 135 AktG

For the form of proxy authorisations that are not issued to banks or to persons or associations (especially shareholder associations) deemed equivalent to banks pursuant to Section 135 (8) or pursuant to Section 135 (10) in combination with Section 125 (5) AktG, but are instead issued to third parties, the following shall apply pursuant to Section 23 of the Company’s articles of association: The proxy authorisation shall in each case be issued in writing or by fax, with any other forms regulated in law for the issuing of the proxy authorisation, its revocation and the proof of the authorisation in relation to the Company, not being limited by the Company’s articles of association. For this reason, the issuing of the proxy authorisation, its revocation and the proof of the authorisation in relation to the Company can also be issued a textual form pursuant to Section 134 (3) AktG.

For ease of organisation, shareholders that wish to authorise a proxy representative are requested to utilise the form on the back of the admission ticket to issue the proxy authorisation, which they receive after registering, or to utilise the form provided on the Company’s website at www.biofrontera.com in the “Investors / Annual General Meeting” area. It is also possible, however, for shareholders to issue proxy authorisations in another manner as long as the textual form is complied with. There is no obligation to utilise the forms provided by the Company.

The following address is available for the statement of the issuing of a proxy authorisation to the Company, its revocation and the conveying of the proof of a stated authorisation or its revocation:

Biofrontera Aktiengesellschaft,
c/o AAA HV Management GmbH,
Ettore-Bugatti-Str. 31,
51149 Cologne,
Fax: +49 (0) 2203/20229-11,
Email: biofrontera2018@aaa-hv.de

On the AGM day, the evidence of the authorisation can also be submitted at the entry and exit controls to the AGM. An authorisation that has been issued can also be revoked there.

Authorisation and instructions to the Company proxy

We offer our shareholders the opportunity to authorise a voting rights representative nominated by the Company to exercise voting rights, who shall be bound to vote in accordance with instructions (Company proxy). In the case of proxy representation, too, registration by the deadline and entry in the share register is required according to the aforementioned provisions in the section “Preconditions for AGM participation and exercising voting rights”. Shareholders authorising the Company proxies must issue instructions for the exercising of voting right in relation to individual votes and individual items on the agenda. The Company proxies are unable to exercise voting rights without corresponding instructions.

With the invitation documents, the shareholders receive a form to issue the authorisation and instructions relating to the agenda items. Apart from issuing an authorisation during the AGM by utilising the form attached to the voting card block handed out at the AGM, solely the authorisation and instruction form sent together with the invitation document or available on the Company’s website at www.biofrontera.com in the “Investors / Annual General Meeting” area can be utilised for the proxy authorisation, and subject to issuing express related instructions. The issuing of the authorisation, its revocation and proof of proxy authorisation to the Company shall require textual form.

To the extent that authorisations are not issued during the AGM, shareholders that wish to authorise the Company proxy are required to send the authorisations along with instructions at the latest by Tuesday, 10 July 2018, 24:00 hours (Central European Time) by post, fax or email to the following address:

Biofrontera Aktiengesellschaft,
c/o AAA HV Management GmbH,
Ettore-Bugatti-Str. 31,
51149 Cologne,
Fax: +49 (0) 2203/20229-11,
Email: biofrontera2018@aaa-hv.de

The aforementioned information relating to the options to send forms and instructions and in relation to the deadlines to be complied with shall apply correspondingly for a revocation of an authorisation of a Company proxy. If shareholders have already authorised the Company proxy, but wish to attend the AGM themselves or participate by means of a representative and represent the respective shares, this shall be possible by attending the AGM. In the case of personal registration by the shareholder or the shareholders representative at the entry control, the proxies cannot utilise an authorisation that has been issued to them, including without its correct formal revocation.

Authorisations of banks or persons or individuals equivalent to banks pursuant to Section 135 (8) or Section 135 (10) in combination with Section 125 (5) AktG

If banks or persons or associations (especially shareholder associations) equivalent to these pursuant to Section 135 (8) or Section 135 (10) in combination with Section 125 (5) AktG are authorised, these are required to provide evidence of such authorisation (Section 135 AktG). We recommend that our shareholders coordinate with the aforementioned concerning the form of authorisations. We draw attention to the fact that proper registration is also required in this case.

Shareholders’ rights to demand an addition to the agenda (Section 122 (2) AktG)

Pursuant to Section 122 (2) of the German Stock Corporation Act (AktG), shareholders whose shares together reach the twentieth part of the share capital or the proportional amount of EUR 500,000.00 can demand that items be placed on the AGM agenda and be announced. Such requests are to be addressed in writing (Section 126 of the German Civil Code [BGB]) to the Management Board. A reason or proposed resolution must be included with each new agenda item.

Shareholders’ requests for additions to the agenda are to be sent to the following address: Biofrontera Aktiengesellschaft, Vorstand, Hemmelrather Weg 201, 51377 Leverkusen.

The request must be received by the Company at least 30 days before the AGM; the date of receipt and the AGM date are not to be included in this calculation. The last possible receipt for a request for an addition to the agenda shall be Sunday, 10 June 2018, 24:00 hours (Central European Time).

Applicants are required to provide evidence that they have been holders of the shares for at least 90 days before the date of the receipt of the request, and that they hold the shares until the decision concerning the application. Certain attribution options exist pursuant to Section 70 AktG, to which reference is made.

Unless already notified with the convening document, additions to the agenda to be announced shall be published immediately in the German Federal Gazette (Bundesanzeiger), and forwarded in a European media bundle for publication. They are also made accessible via the Internet address www.biofrontera.com within the “Investors / Annual General Meeting” area.

Shareholders’ rights to announce motions and election proposals (Sections 126 (1), 127 AktG)

All shareholders are entitled to present motions and election proposals relating to agenda items as well as to the rules of procedure in the AGM, without the need for an announcement, publication or other particular action prior to the AGM. In particular, shareholders can bring motions relating to individual agenda items (see Section 126 AktG).

Pursuant to Section 126 (1) AktG, motions by shareholders, including the shareholder’s name, the reason and any opinion of the management are to be made accessible to those entitled individuals specified in Section 125 (1) to (3) under the preconditions set out therein, if the shareholder has sent a countermotion against a proposal by the Management Board and/or Supervisory Board relating to a particular agenda item, with a justification, to the address communicated for this purpose in the convening document at least 14 days before the meeting. A countermotion and its justification do not need to be made accessible if one of the excluding circumstances pursuant to Section 126 (2) AktG applies. Moreover, the justification does not need to be made accessible if it amounts to a total of more than 5,000 characters.

Pursuant to Section 127 AktG, Section 126 AktG shall apply accordingly for a shareholder’s proposal relating to the election of Supervisory Board members or auditors. No reason needs to be given for the election proposal. Election proposals do not need to be published if they do not include the name, profession and place of residence of the proposed individual, and in the case of an election of Supervisory Board members, information pursuant to Section 125 (1) Clause 5 AktG (compare Section 127 Clause 3 AktG in combination with Section 124 (3) Clause 4 and Section 125 (1) Clause 5 AktG).

Shareholders’ motions and election proposals are to be sent to the following address:

Biofrontera Aktiengesellschaft,
c/o AAA HV Management GmbH,
Ettore-Bugatti-Str. 31,
51149 Cologne,
Fax: +49 (0) 2203/20229-11,
Email: biofrontera2018@aaa-hv.de

Motions and election proposals submitted to other addresses shall not be included. Motions and election proposals submitted by the deadline at this address, in other words, those reaching the Company by Tuesday, 26 June 2018, 24:00 hours (Central European Time), will be made available immediately along with any opinion of the management pursuant to statutory provisions on the Internet at www.biofrontera.com within the “Investors / Annual General Meeting” area.

Even if countermotions and election proposals are submitted in advance to the Company, they will only be taken into consideration at the AGM if they are verbally submitted or disseminated there again. Shareholders’ rights to submit or disseminate counterproposals or election proposals, including without prior submission to the Company, shall be hereby unaffected.

Shareholders’ rights at the AGM (Section 131 (1) AktG)

All shareholders are entitled to demand at the AGM that the Management Board provide information about the Company’s affairs, to the extent that such information is required for the objective assessment of the agenda item and no right exists to refuse to provide such information. Such right to information shall also extend to the Company’s legal and business relationships to an affiliated company, the position of the Group and of the companies included in the consolidated financial statements. In the instances specified in Section 131 (3) AktG, the Management Board is entitled to refuse to provide information.

Total number of shares and voting rights on the AGM convening date

Of a total of 44,506,980 ordinary shares in issue as of the date of convening this AGM, 44,506,980 ordinary shares are entitled to participate and vote at the AGM. Each share grants its holder one vote. The Company holds no treasury shares as of the AGM convening date.

It should be noted that the amount of share capital entered in the Company’s share register and included in the Company’s articles of association amounts to EUR 44,416,828, divided into 44,416,828 shares. Above and beyond these amounts, a further 90,152 new shares have been issued from Conditional Capital, so that the number of shares and voting rights stands at a total amount of 44,506,980. An entry of these 90,152 new shares in the Company’s commercial register is not required for their origination (see Section 201 AktG).

Viewing documents / Publications on the Company’s website / Further information about shareholders’ rights

From the convening of the AGM, the following documents will be available for viewing by shareholders at the Company’s business premises, Hemmelrather Weg 201, 51377 Leverkusen, during normal business hours, and a copy will be immediately sent free of charge to all shareholders on request. Furthermore, the documents are also published on the Company’s website at www.biofrontera.com within the “Investors / Annual General Meeting” area:

●	Complete agenda with the management’s proposed resolutions including any supplements pursuant to Section 122 (2) AktG along with an explanation if no resolution is to be passed in relation to an agenda item;

●	Separate annual financial statements, consolidated financial statements, combined separate management report and Group management report, explanatory reports by the Management board relating to the disclosures pursuant to Section 289a (1) and Section 315a (1) HGB (agenda item 1).

Immediately after the convening, the disclosures will also be made accessible pursuant to Section 124a AktG via the Company’s website at www.biofrontera.com within the “Investors / Annual General Meeting” area. From the convening of the AGM on, further information about shareholders’ rights pursuant to Section 122 (2) Section 126 (1), Section 127 and Section 131 (1) AktG will also be made available there.

Leverkusen, June 2018

The Management Board